EXHIBIT (B)(2)

Centre CDP Capital 1000, place Jean-Paul-Riopelle Montréal (Québec) H2Z 2B3 Tél. 514 842-3261 Téléc:. 514 842-4833 www.lacaisse.com

August 31, 2007

GG Holdings I, Inc.
c/o Genstar Capital, LLC
Four Embarcadero Ctr., Suite 1900
San Francisco, CA 94111
Attention: Mr. Robert Weltman, Managing Director

Re: PRA International

$170.0 MILLION SENIOR SUBORDINATED NOTES COMMITMENT LETTER

Dear Rob:

Thank you for contacting Caisse de depôt et placement du Québec. (“CDPQ” or “we”, “us” or the “Lead Arranger”) as a financing source for the proposed acquisition (the “Acquisition”) of the PRA International (the “Company”) and its subsidiaries. We understand that GG Holding I, Inc., a Delaware corporation and a wholly-owned subsidiary (the “Parent”) of Genstar Capital L.L.C. (the “Sponsor” or “you”) will establish a wholly-owned special purpose subsidiary (“MergerSub”) and that that the Acquisition will consist of the merger of MergerSub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent, pursuant to the Merger Agreement, dated July 24, 2007 (the “Merger Agreement”), by and among the Company, Parent and MergerSub. Each capitalized term used but not defined herein shall have the meaning assigned in the Summary Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”).

Commitments

The Lead Arranger is pleased to advise you of its commitment to purchase $170,000,000 principal amount of the senior subordinated notes described in the Term Sheet (the “Notes”) on the terms and subject to the conditions set forth in this commitment letter and the Term Sheet (collectively, the “Commitment Letter”). The Acquisition, the Notes, the Senior Credit Facility (as defined below), the Equity Investment (as defined below), and the other transactions contemplated with respect thereto are collectively referred to herein as the “Transactions”. The Parent, MergerSub, the Company and their respective subsidiaries together with any other holding company and/or any acquisition vehicle created to facilitate the Acquisition are collectively referred to herein as the “Loan Parties”.

In addition, our commitment is subject to our having been given the opportunity to make an equity investment (the “CDPQ Investment”) in the Parent of $40 million representing approximately 10.6% of the total equity, as per the term sheet attached as Exhibit B (the “Equity Term Sheet”) and otherwise on terms reasonably acceptable to us.

You have advised us that the following transactions will take place in connection with the Acquisition: (a) Sponsor and one or more additional investors, including, without limitation, CDPQ, will invest an aggregate amount of not less than $391,200,000 (which amount, for the avoidance of doubt, includes the CDPQ Investment) in cash in the Parent as common or preferred equity (the “Equity Investment”); provided that Sponsor shall own and control capital stock of the Parent representing not less than 75% of the voting control and equity value of the Parent on the Closing Date, (b) the Company will obtain senior credit facilities consisting of a revolving credit facility in the committed amount of up to $40,000,000 (which may not be borrowed, subject to utilization for letters of credit in the ordinary course of business in connection with the closing of the Acquisition) and a term loan of up to $255,000,000 (together, the “Senior Credit Facility”), (c) the Company will issue the Notes, and (d) the Company will pay fees and expenses incurred in connection with the Transactions

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Syndication

By executing this Commitment Letter, you hereby appoint CDPQ and CDPQ hereby agrees to act, as administrative agent and you hereby also appoint CDPQ to act and CDPQ hereby agrees to act, as a lead arranger for the issuance of the Notes on the terms and subject to the conditions set forth or referred to in this Commitment Letter. CDPQ, in such capacities, will perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other titles will be awarded and no compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letter referred to below) will be paid to purchasers in connection with the Notes without our prior written consent.

As indicated above, we expect to hold at least 50% of the principal amount of the Notes, but we reserve the right, commencing 120 days after the execution of the definitive documentation for the Notes (the “Definitive Documentation”) and the funding thereof, subject to the terms set forth in the Term Sheet, in consultation with the Sponsor, to syndicate a portion of our commitment to one or more financial institutions or other entities reasonably satisfactory to the Sponsor that will become parties to the Definitive Documentation (together with the Lead Arranger the “Purchasers”). We intend to conduct our syndication efforts with minimal distraction to, and time commitments from, the Loan Parties, their respective officers and advisors. We agree we will not engage in any marketing of the Notes or seek to place or solicit commitments for the Notes until 120 days after the Closing Date. Without limiting your obligations to assist with placement efforts as set forth herein, the Lead Arranger agrees that completion of such placement is not a condition to its commitment hereunder.

Information

You represent and covenant that (a) to the best of your knowledge, all information about the Loan Parties, other than any information of a general economic, market or industry nature , other forward-looking information and the Projections (as defined below) (the “Information”), that has been or will be made available to the Lead Arranger by you or any of your representatives in connection with the transactions contemplated hereby is or will be, when furnished and, taken as a whole, (after giving effect to all updates from time to time), complete and correct in all material respects (after giving effect to all updates form time to time) and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all updates from time to time) and (b) the projections, pro-formas, budgets and estimates with respect to the Company and its subsidiaries (the “Projections”) that have been or will be made available to the Lead Arranger by you or any of your representatives in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made and at the time the related Projections are made available to the Lead Arranger (it being understood that the Projections by their nature are inherently uncertain and are subject to significant assumptions and contingencies, many of which are beyond the control of the Loan Parties, and that no assurance can be given that the Projections will be realized and the actual results may differ materially).

You agree that if at any time prior to the purchase of the Notes you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information and the Projections so that such representations will be correct (to the best of your knowledge with respect to Information relating to the Company or its representatives) in all material respects under those circumstances. We will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

Compensation

As consideration for our respective commitments hereunder and agreement to perform the services described herein, you agree to pay (or cause the Company to pay) the fees and fulfill the other obligations set forth in this Commitment Letter and in the fee letter between the Lead Arranger and you dated the date hereof and delivered herewith with respect to the Notes (the “Fee Letter”).

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Conditions

Our respective commitment hereunder and agreements to perform the services described herein are subject only to the conditions set forth in the Term Sheet and to: (a) our satisfaction that, as of, and immediately after, the purchase of the Notes, other than the Senior Credit Facility, customary permitted debt to be agreed and other indebtedness disclosed in the Definitive Documentation and reasonably acceptable to us, there shall be no other issuances of debt securities or commercial bank or other credit facilities of the Loan Parties being offered, placed or arranged without the prior written consent of the Lead Arranger if such offering, placement or arrangement would have, in the reasonable judgment of the Lead Arranger a detrimental effect upon the placement of the Notes; (b) subject to the limitations set forth herein and in the Term Sheet, our satisfaction with the accuracy and completeness of all representations and warranties set forth herein and/or in the Definitive Documentation that you or any of the Loan Parties make to the Administrative Agent and/or the Purchasers, (c) all conditions of the Senior Credit Facility and the Merger Agreement shall have been met or waived by us (which waiver shall not be unreasonably withheld or delayed) and (d) your compliance with the terms of this Commitment Letter and the Fee Letter.

Confidentiality

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance, nor the activities of the Lead Arranger pursuant hereto, shall be disclosed, directly or indirectly, to any other person except that such existence and contents may be disclosed (a) to you and your affiliates and to UBS Securities LLC and Jefferies Finance LLC and your and their respective officers, directors, employees, affiliates, attorneys, accountants and professional advisors on a confidential and “need-to-know” basis (provided that such affiliate is advised of its obligation to retain such information as confidential, and you shall be responsible for your affiliates’ compliance with this paragraph), (b) as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof to the extent permitted by law); provided that you may disclose this Commitment Letter, the contents hereof, and a version of the provisions of the Fee Letter containing conditions to the purchase of the Notes, other than the payment of fees, redacted in a manner reasonably satisfactory to us (but not the remainder of the Fee Letter) to the Company and its directors, officers, attorneys, and professional advisors on a confidential and “need-to-know” basis, (c) the existence and contents of the Commitment Letter may be disclosed to any rating agency in connection with the Transactions and (d) to the extent required by applicable law, this Commitment Letter and the contents hereof may be disclosed in any public filing in connection with the Acquisition or the financing thereof (in which case you agree to inform the Lead Arranger promptly thereof).

Each of the Lead Arranger and the Purchasers and their respective affiliates will use all information identified as confidential provided to it or such affiliates by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this Commitment Letter and shall treat confidentially all such information, including as subject to any confidentiality limitations imposed by the Company that are applicable to us; provided that nothing herein shall prevent such person from disclosing any such information (a) as required by applicable law or compulsory legal process (in which case we agree to inform you promptly thereof to the extent permitted by law), (b) upon the request or demand of any regulatory authority having jurisdiction over such person or any of its affiliates, (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by such person or any of its affiliates, (d) to the extent that such information is received by such person from a third party that is not to such person’s knowledge subject to confidentiality obligations with respect to such information, (e) to the extent that such information is independently developed by such person, (f) to such person’s affiliates and to its and their employees, officers, directors, representatives, advisors, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transactions and are informed of the confidential nature of such information, (g) to potential and prospective Purchasers and any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Issuer and its obligations under the Notes, in each case, who have been advised of the confidential nature of the information and of the terms of this paragraph and have agreed to keep such information confidential or (h) for purposes of establishing a “due diligence” defense. The foregoing provisions in this paragraph shall be superseded in each case by the applicable provisions contained in the Definitive Documentation upon execution and delivery thereof by the parties thereto and thereafter shall have no further force and effect.

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Termination

In the event that the purchase of the Notes does not occur on or before April 2, 2008 then this Commitment Letter and our commitments and undertakings hereunder shall automatically terminate unless we shall, in our sole discretion, agree to an extension (such date as may be extended, the “Termination Date”). The provisions under the heading “Confidentiality” above and provisions under “Governing Law, Etc.” contained herein shall remain in full force and effect regardless of whether the Definitive Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or our commitments and agreements hereunder.

Governing Law, Etc.

This Commitment Letter shall not be assignable by you or us (except for any such assignment to one or more of your or our respective affiliates) without the prior written consent of the other parties hereto (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Parties (as defined in the Fee Letter)), is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Parties) and is not intended to create a fiduciary relationship between the parties hereto, provided that the Lead Arranger signatory hereto shall not be released from its commitment until funding and any such assignment of commitment hereunder prior the Closing Date shall not reduce the Lead Arranger’s obligations to fund its entire commitment in the event any such assignee of the Lead Arranger fails to do so. Any and all obligations of, and services to be provided by, the Lead Arranger hereunder (including, without limitation, its commitment) may be performed and any and all rights of the Lead Arranger hereunder may be exercised by or through any of its affiliates or branches. You acknowledge that we may share with any of our affiliates, and such affiliates may share with us, any information related to the Loan Parties or any of their respective subsidiaries or affiliates (including without limitation information relating to creditworthiness) and the transactions contemplated hereby. We agree to treat, and cause any such affiliate to treat, all non-public information provided to us by you as confidential information in accordance with the second paragraph under “Confidentiality” above. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by you and us. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other similar electronic method of transmission (including by “pdf” or “portable document format”) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter supersede all prior understandings, whether written or oral, between you and us with respect to the Notes. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the state of New York.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any New York State court or in any such Federal court and (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.

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You acknowledge that the Lead Arranger and its respective affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein or otherwise. Neither we nor any of our affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you in connection with the performance by us of services for other companies, and we will not furnish any such information to other companies. You also acknowledge that neither we nor any of our affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us from other companies. In the event that this transaction is not completed, you agree that we may furnish loans to any other person proposing a transaction to target company, provided we are not part of the equity consortium completing such transaction.

Public Announcements

You agree that we may, at our expense, publicly announce as we may choose the capacities in which our affiliates or we have acted hereunder, subject to your prior approval (not to be unreasonably withheld)

Patriot Act

The Lead Arranger hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), any Purchaser may be required to obtain, verify and record information that identifies the Sponsor or the Loan Parties which information includes the name, address, tax identification number and other information regarding such person that will allow such Purchaser to identify such person in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to any other Purchaser.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 12:00 p.m., Pacific Standard Time, on August 31, 2007. This Commitment Letter shall become effective when both you and the Lead Arranger have executed and delivered counterparts of this Commitment Letter and the Fee Letter. This Commitment Letter and the agreements contained herein will expire at the aforementioned time in the event that we have not received such executed counterparts from you by such time.

Thank you again for contacting us about this transaction. We look forward to partnering with you on this exciting opportunity.

Sincerely,
Caisse de depôt et placement du Québec

By	/s/ Luc Houle
Name: Luc Houle

Title:	Senior Vice-President

and

By	/s/ Pierre Lepina
Name: Pierre Lépina
Title:   Manager

Accepted and agreed to as of
the date first above written:

GG HOLDINGS I, INC.

By
Name:
Title:

COMMITMENT LETTER SIGNATURE PAGE

Thank you again for contacting us about this transaction. We look forward to partnering with you on this exciting opportunity.

Sincerely,
Caisse de depôt et placement du Québec

By
Name:
Title:

and

By
Name:
Title:

Accepted and agreed to as of
the date first above written:

GG HOLDINGS I, INC.

By	/s/ Robert J. Weltman
Name: Robert J. Weltman
Title:

COMMITMENT LETTER SIGNATURE PAGE

EXHIBIT A

Project PRA

SUMMARY TERMS AND CONDITIONS
$170.0 MILLION SENIOR SUBORDINATED NOTES

August 31, 2007

Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Commitment Letter to which this Senior Subordinated Notes Term Sheet is attached (the “Commitment Letter”).

Issuer:	MergerSub and, after the completion of the Acquisition, the target company PRA International (the “Company”).

Guarantors:	The Notes (as defined below) will be guaranteed by (a) the Parent and (b) all existing and future direct and indirect domestic subsidiaries of the Issuer (collectively, the “Guarantors”). The Company and the Guarantors are sometimes referred to as “Obligors”.

Issue:	Senior Subordinated Notes (the “Notes”).

Lead Arranger:	Caisse de dépôt et placement du Québec (the “Lead Arranger”).

Purchasers:	The Lead Arranger and other institutional accredited investors reasonably satisfactory to the Lead Arranger and the Sponsor (collectively, together with any assignees and transferees thereof, the “Purchasers”).

Administrative Agent:	Caisse de dépôt et placement du Québec will act as sole and exclusive administrative agent (in such capacity, the “Administrative Agent”).

Principal Amount:	$170,000,000.

Use of Proceeds:	Proceeds of the issuance of the Notes will be used to (a) finance, in part, the Acquisition, (b) refinance existing debt of the Company and its subsidiaries, and (c) pay fees and expenses incurred in connection with the Transactions.

Closing Date:	The first date on which (a) the Definitive Documentation is executed by the Obligors, the Purchasers, the Administrative Agent and the Lead Arranger, (b) the Notes have been issued, and (c) all applicable conditions precedent as set forth herein and in the “Conditions” section of the Commitment Letter are satisfied, as reasonably determined by the Lead Arranger (the “Closing Date”). It is contemplated that the Closing Date will occur not later than April 2, 2008.

Issue Price:	100% of the face amount of the Notes.

Terms of Subordination:	The Notes shall be subordinated to the prior payment in full of the Senior Credit Facility, which shall not be in excess of an aggregate amount to be determined (“Senior Debt”). The Notes will be pari passu in right of payment with all other unsubordinated indebtedness of the Obligors. The Notes will provide for (a) a permanent blockage period in respect of payment defaults under the Senior Credit Facility, (b) a 180 day blockage period in respect of any event of default (other than a payment default described in the preceding clause (a)) under the Senior Credit Facility, subject to a limitation of one such blockage per 360 days, (c) a 120 day standstill period (the “Standstill Period”) for enforcement of remedies, subject to termination of the Standstill Period upon the occurrence of certain events, including (without limitation): acceleration of the Senior Debt, filing of a bankruptcy petition and other collateral enforcement actions undertaken by the lenders under the Senior Credit Facility (the “Senior Lenders”) (including foreclosure actions), (d) the right of the Purchasers to file and vote their respective claims in the event of a bankruptcy of any Obligor (subject to a standby right to file proofs of claim in favor of the Senior Lenders in the event the Purchasers fail to do so in a timely manner), and (e) the right of the Purchasers to retain distributions of common equity securities or equally subordinated debt or equity securities.

Maturity:	7 years and 6 months from the Closing Date.

Amortization:	None. Payable in full at maturity.

Interest Rate:	Interest accruing on the outstanding principal amount of the Notes, including any PIK Interest (as defined below) added to principal (the “Principal Amount”) at the annual rate of 14.25% (the “Applicable Rate”), will be payable quarterly in arrears. Interest accruing on the Principal Amount at the annual rate of 13% (the “Cash Interest Rate”) will be payable in cash. Interest accruing on the Principal Amount at the annual rate in excess of the Cash Interest Rate will be payable, at the Company’s option, either in cash or by adding such accrued interest to the Principal Amount (“PIK Interest”). In addition, the Company will for one single consecutive 12 month period, have the right, on 30 days’ prior written notice, to elect to convert 1% of the Cash Interest Rate to PIK Interest.

Interest will accrue on any overdue amounts, to the extent lawful, at a rate per annum equal to 2.0% over the Applicable Rate, until such amount (plus all accrued and unpaid cash interest) is paid in full.

AHYDO Catch-Up Payment:	Prior to the first interest payment date following the fifth anniversary of the Closing Date, the Company will pay accrued interest on the outstanding Notes to the extent necessary to ensure that the Notes will not be subject to the AHYDO rules, including Section 163(i) of the Internal Revenue Code.

Optional Redemption:	On or before the first anniversary of the Closing Date, the Principal Amount of the Notes may not be redeemed other than in the event of a Mandatory Redemption Event (as defined below). After the first anniversary of the Closing Date, the Principal Amount of the Notes may be redeemed, at the Company’s option, in whole or in part, with minimum notice periods and in minimum amounts to be agreed, at the redemption price (expressed as a percentage of the Principal Amount to be redeemed) set forth below plus all interest on the Principal Amount redeemed accrued through the redemption date (the “Redemption Price”):

(a) After the first anniversary of the Closing Date but on or before the second anniversary of the Closing Date, 104%;

(b) After the second anniversary of the Closing Date but on or before the third anniversary of the Closing Date, 102%;

(c) After the third anniversary of the Closing Date but on or before the fourth anniversary of the Closing Date, 101%; and

(d) Thereafter, 100%.

Mandatory Redemption:	To the extent there is no default under the Senior Credit Facility immediately prior to and after giving effect to any proposed mandatory redemption of the Notes (other than with respect to a Change of Control (to be defined)), in the event of a Mandatory Redemption Event, each Purchaser shall have the right to require the Company, and the Company shall be obligated, to redeem all outstanding Notes of such Purchaser at the Redemption Price that would then be payable upon an optional redemption of all outstanding Notes. In the event a Mandatory Redemption Event occurs on or before the first anniversary of the Closing Date, the Redemption Price shall be 102%. A “Mandatory Redemption Event” shall be defined to mean (a) any acceleration of the Notes, or (b) Change of Control. In addition, the Company shall offer to repurchase Notes with the proceeds of any public offering of equity securities, provided that the Senior Credit Facility has been paid in full.

Security:	The Notes will be unsecured.

Conditions Precedent to Closing Date:	The obligation of the Purchasers to purchase the Notes will only be subject to satisfaction of the conditions precedent specified in the Commitment Letter and in the attached Annex 1.

Notwithstanding anything in the Commitment Letter, this Summary Terms and Conditions, the Definitive Documentation or any other letter agreement or other undertaking concerning the financing of the Acquisition to the contrary, the terms of the Definitive Documentation shall be in a form such that they do not impair the purchase of the Notes on the Closing Date if the conditions set forth in this Summary Terms and Conditions are satisfied or waived (it being understood that, to the extent any guarantee is not provided on the Closing Date after the Loan Parties’ use of commercially reasonable efforts to do so, the delivery of such guarantee shall not constitute a condition precedent to the purchase of the Notes on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements to be mutually agreed on customary terms).

Representations and Warranties:	Representations and warranties will be those customary for transactions of this type and consistent with those contained in the Merger Agreement with each party acting reasonably.

Financial Covenants:	Financial covenants will be limited to: a maximum total leverage ratio and a minimum interest coverage ratio. Covenant maximum/minimum thresholds to be set at a 15% discount to the financial covenants contained in the Senior Credit Facility.

Other Covenants:	Covenants will be those customary for transactions of this type and reasonably acceptable to the lead arrangers of the Senior Credit Facility including customary exceptions with each party acting reasonably, which will in no event be more restrictive than the covenants contained in the Senior Credit Facility.

Events of Default:	Events of Default will include those that are customary for senior subordinated note investments of this size, type and purpose (subject to certain materiality standards and grace periods to be negotiated, with each party acting reasonably), including: nonpayment of principal, interest, fees or other amounts; any representation or warranty being incorrect when made or confirmed; failure to perform or observe covenants set forth in the Definitive Documentation; cross-

acceleration to other indebtedness above an agreed threshold, including the Senior Debt and cross-payment default with respect to principal of such indebtedness due at its final maturity; bankruptcy and insolvency defaults; monetary judgment defaults; actual or asserted invalidity of any Definitive Documentation; change of control; and ERISA defaults.

Expenses and Indemnification:	The Company will pay all reasonable and documented out-of-pocket costs and expenses associated with any amendment or waiver with respect to the Definitive Documentation, including, without limitation, the legal fees of one firm of specialty counsel and/or one firm of local counsel in each appropriate jurisdiction. The Company will also pay the reasonable and documented out-of-pocket expenses of the Administrative Agent and each Purchaser in connection with the enforcement of the Definitive Documentation. The Company will indemnify the Administrative Agent and each Purchaser (and, in each case, their affiliates and their respective officers, directors, employees, advisors and agents) on customary terms.

Assignments and Participations:	Each Purchaser may assign all or a portion of its Notes or sell participations therein to another person or persons subject to (a) limitations, if any, established by the Administrative Agent and (b) to the extent such assignment is not to an affiliate, related fund, an entity purchasing the entire portfolio of such Purchaser or made during the continuance of a payment or bankruptcy event of default, the consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed. Minimum assignment amounts will be agreed.

Debt Registration Rights:	The Notes will not be entitled to registration rights.

Governing Law and Forum:	The laws of the State of New York.

ANNEX 1

Conditions Precedent to Closing Date:

1. The Lead Arranger shall have reviewed, and be reasonably satisfied with, the final structure, terms and conditions and the documentation relating to the Acquisition, including the Merger Agreement (collectively, the “Acquisition Documents”), and each of the other Transactions (it being understood that the Arrangers are satisfied with the Merger Agreement and the disclosure schedules and exhibits thereto executed on July 24, 2007). The Acquisition and the other Transactions shall be consummated substantially concurrently with the funding of the Notes in accordance with the Acquisition Documents, without giving effect to any consents, modifications, amendments or waivers thereto that are materially adverse to the Purchasers (including without limitation the definition of “Material Adverse Effect” therein) unless consented to by the Lead Arranger (such consent not to be unreasonably withheld or delayed). Immediately following the Transactions, neither Parent nor any of its subsidiaries shall have any indebtedness or preferred equity other than as set forth in the Commitment Letter.

2. The Company shall have received the proceeds of the Equity Investment in cash as common and, if applicable, preferred equity. The terms and documentation of the Equity Investment in Parent (if and to the extent the same is not limited to common equity) and any equity rollover investment shall be reasonably satisfactory to the Lead Arranger.

3. Substantially concurrently with issuance of the Notes, the Company shall have received gross proceeds of $255 million (which amount may be reduced if and to the extent of additional common equity or proceeds of substituted mezzanine financing (such substituted mezzanine financing not to exceed $28,100,000 in aggregate principal amount) received by the Company from the Sponsor, its affiliates, or any other equity investors reasonably satisfactory to the Lead Arranger) from term financing under the Senior Credit Facility and shall have entered into a revolving credit facility under the Senior Credit Facility (which shall be undrawn at closing, subject to utilization of letters of credit in the ordinary course of business). The documentation and terms of the Senior Credit Facility shall be reasonably satisfactory in form and substance to the Lead Arranger (it being understood that the Lead Arranger is satisfied with the terms and conditions set forth in the terms sheets with respect to the Senior Credit Facility from UBS and dated August [  ], 2007). Any mezzanine financing issued in substitution of any portion of the Senior Credit Facility will be pari passu with and will have terms no more favorable to its holders than the Notes and will not exceed $28,100,000 in aggregate principal amount.

4. The Lead Arranger shall have received and reviewed (i) unaudited consolidated and consolidating balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for each fiscal quarter of the current fiscal year ending more than 45 days prior to the Closing Date and for the comparable periods of the preceding fiscal year (the “Unaudited Financial Statements”) (with respect to which the Company’s independent auditors shall have performed an SAS 100 review), (ii) to the extent provided to you by the Company, unaudited consolidated and consolidating balance sheets and related statements of income of Company for each fiscal month ending after the last fiscal quarter covered by the Unaudited Financial Statements and more than 30 days prior to the Closing Date and for the comparable periods of the preceding fiscal year, (iii) a pro forma consolidated and consolidating balance sheet and related statements of income and cash flows for Issuer (the “Pro Forma Financial Statements”), as well as pro forma levels of EBITDA (“Pro Forma EBITDA”), for the last fiscal year covered by the Audited Financial Statements and for the latest twelve-month period ending more than 45 days prior to the Closing Date, in each case after giving effect to the Transactions, and (iv) forecasts of the financial performance of Issuer and its subsidiaries (x) on an annual basis, through 2015 and (y) on a quarterly basis, through 2008. The financial statements referred to in clauses (i) and (ii) shall be prepared in accordance with accounting principles generally accepted in the United States. The Pro Forma Financial Statements shall be prepared on a basis consistent with pro forma financial statements set forth in a registration statement filed with the Securities and Exchange Commission.

5. The Issuer and each of the Guarantors shall have provided the documentation and other information to the Purchasers that are required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the Patriot Act.

6. The Definitive Documentation and other customary closing documentation (including legal opinions) for credit facilities of this size, type and purpose shall have been executed and delivered by the Loan Parties.

7. There has been no Target Material Adverse Effect, as defined in the Merger Agreement.

9. Each of the Administrative Agent, the Lead Arranger and each Purchaser shall have received or shall receive substantially concurrently, for its own respective account, (i) all fees and expenses due and payable to such person under the Fee Letter, and (ii) the reasonable fees, costs and expenses due and payable to such person pursuant to the Definitive Documentation for which invoices have been presented on or prior to the Closing Date.

EXHIBIT B

Summary of Terms
$40,000,000 Common Equity

Amounts	$40,000,000 for approximately 10.6% of PRA and 9.6% on a fully diluted basis after taking into account management’s incentive interests which shall be no greater than 10.0% of the fully diluted amount.

Agreements	Signing of a subscription agreement and a security holders’ agreement among the investors of PRA containing customary rights and terms for the protection of a minority member, including, without limitation, the following rights:

1. Preemptive rights and a right of first offer with respect to sales of stock by Sponsor in PRA and its subsidiaries, other than sales to affiliates of Sponsor.

2. Tag along rights (total in case of change of control, pro rata otherwise), provided that CDPQ is subject to a drag-along right on terms reasonably acceptable to CDPQ. Such tag along and drag-along rights will each be subject to limitations on representations and warranties to be given by CDPQ, several (not joint) indemnification obligations and a reasonable cap on indemnification by CDPQ and no non competition agreement in any purchase and sale agreement for any transaction for which the tag along rights or drag-along rights are exercised;

3. Standard registration rights for the percentage interest to be held by CDPQ; and

4. No obligation to provide guarantee, financial assistance or further investment in PRA or its subsidiaries

Board	CDPQ shall be entitled to an observer at board meetings and material committee meetings; provided that, (i) at any time prior to the first anniversary of the Closing Date, such observer shall be an employee of CDPQ and (ii) on and after the first anniversary of the Closing Date, such observer (other than an employee of CDPQ) shall be reasonably satisfactory to the Issuer. In the event such observer is not an employee of CDPQ, the Issuer shall pay such observer fees and reasonable and documented out-of-pocket expenses incurred with respect to the attendance of board meetings in an amount not to exceed $5,000 per board meeting.

Fees	Fees: CDPQ shall be entitled, based on its equity commitment of $40 million, to receive at closing a fee of $638,000